

October 14, 2011

Via E-mail
Ms. Francine Salari, President
Eternity Healthcare Inc.
409 Granville Street, Suite 1023
Vancouver, BC, V6C 1T2 CANADA

**Re:     Eternity Healthcare Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed September 21, 2011
File No. 333-172061**

Dear Ms. Salari:

We have reviewed your amended registration statement and response letter and have the following comments.

Cover Page

1.     It appears that the offering price disclosed on the cover page is inconsistent with your disclosure throughout the document indicating that the initial offering price has been set at $0.01 per share.  Please revise as appropriate.

Risk Factors, page 8

We require additional funding…, page 9

2.     We note that you filed financial statements for the quarterly period ended July 31, 2011. Please update your disclosure in the last paragraph to state the number of months your current cash resources will fund.

Item 16.  Exhibits, page II-4

3.     Please include exhibit 101 as required by Regulation S-K Item 601(b)(101)(i)(C).

If you have questions or comments on the financial statements and related matters, please contact Melissa Feider, Staff Accountant, at (202) 551-3379.  Please contact Gabriel Eckstein,

Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3457 with any other questions.  If you required further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc:     Via E-mail
        Michael J. Morrison, Esq.